Ballard Power Systems Inc.

News Release

Ballard Signs Agreement for Clean Energy Fuel Cell Module to Power Connecticut Bus

For Immediate Release – March 11, 2013

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) has announced a supply agreement with the Center for Transportation and the Environment for a 150 kilowatt FCvelocityTM-HD6 fuel cell module to be integrated into a bus that will be deployed with CTTransit in Hartford, Connecticut. The All-American fuel cell hybrid bus is expected to be delivered in 2015.

The fuel cell hybrid bus configuration to be deployed with CTTransit was jointly developed with partners BAE Systems and ElDorado National and is currently in operation with SunLine Transit Agency in Thousand Palms, California. Additional buses with this same configuration using previously shipped Ballard FCvelocityTM-HD6 power modules are planned; 2 for SunLine Transit Agency and one for deployment in the Boston, Massachusetts area. This will bring the total number of buses in operation using this configuration to 5 by 2015.

Tommy Edwards, Contracting Officer and Technical Representative for SunLine Transit Agency commented, “In terms of performance and reliability, our experience with the All-American fuel cell bus has been excellent. We look forward to adding additional clean energy fuel cell buses to the SunLine fleet, using this standardized configuration.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected market growth, product deliveries, and customer product deployments. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com